Exhibit 99.72

DeFi Technologies Subsidiary Valour Inc. Hits $421M CAD AUM, Record $13.6M CAD Daily Turnover, Wins at XENIX Awards

●	Impressive Financial Milestones: Valour Inc. reached an exceptional Assets Under Management (AUM) milestone in 2023, exceeding $421 million CAD, demonstrating its robust growth and investor trust in its offerings.

●	Significant Daily Turnover Achievement: The company also achieved a notable daily turnover on December 8th, surpassing $13.6 million CAD in both certificates and ABS, showcasing its strong market presence and investor engagement.

●	Award-Winning Innovation and Sustainability: Recognized with the “Most Innovative Bitcoin Tracker ETP including CO2 compensation” at the XENIX ETF AWARDS Germany 2024, Valour Inc. consolidates its position as a leader in innovative and eco-friendly digital asset exchange-traded products (ETPs).

TORONTO, December 11, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has been honored at the XENIX ETF AWARDS Germany 2024. The prestigious event, held at the Munich Stock Exchange, recognized Valour for the “Most Innovative Bitcoin Tracker ETP including CO2 compensation,” a significant accolade that highlights the company’s commitment to innovative and sustainable financial solutions.

The XENIX ETF AWARDS Germany 2024, hosted by XENIX, a provider of qualitative ETF ratings, celebrated the achievements of pioneers in the ETF sector. The event honored a selection of other distinguished entities in the field as well, including Xtrackers, Vanguard, Deka Investment, iShares, Amundi, Invesco EMEA, and Legal & General Investment Management (LGIM).

This achievement marks a landmark moment in Valour’s journey, underscoring an extraordinary financial year and establishing Valour as a leading issuer of exchange-traded products (ETPs) in the digital assets space. The award is a testament to Valour’s relentless pursuit of pioneering financial products that meet the evolving needs of investors while contributing positively to environmental sustainability.

Valour’s award-winning Bitcoin Tracker ETP, inclusive of CO2 compensation (Valour Bitcoin Carbon Neutral ISIN:GB00BQ991Q22), is a prime example of the company’s innovative approach to digital assets. This product reflects Valour’s dedication to integrating sustainability with financial innovation, catering to a market that increasingly values responsible and forward-thinking investment options.

Record-Breaking Achievements in 2023

Valour Inc. has achieved two significant records in 2023. Firstly, the company reached an Assets Under Management (AUM) milestone, exceeding $421 million CAD. Secondly, Valour witnessed a daily turnover surpassing $13.6 million CAD on December 8th in both certificates and ABS, reflecting robust market engagement and investor confidence.

“This year has been transformative for Valour, with our record-breaking daily volumes and rapidly expanding AUM showcasing our dynamic growth in the regulated digital asset space. Our achievements, from these significant financial milestones to receiving prestigious recognition at the XENIX Awards, are a testament to our relentless pursuit of innovation and excellence. These developments affirm our position in an industry that’s evolving at an unprecedented pace.” said Olivier Roussy Newton, CEO of DeFi Technologies

About XENIX ®

XENIX is a provider of qualitative ETF ratings, publisher of the XENIX ETF AWARDS and organizer of the XENIX ETF DAYS 2024 in Berlin. XENIX’s qualitative ETF ratings fully cover the ETF markets in Germany, Italy, Great Britain, Northern Europe and Switzerland. The XENIX team evaluates the quality of over 2,600 ETFs in a multi-stage process and classifies all sustainability ETFs in Europe according to regulatory requirements. For more information visit https://xenix.eu/

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and 1Valour Ethereum Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; growth of AUM; breakdown of AUM holdings; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations
ir@defi.tech

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